As filed with the Securities and Exchange Commission on November 19, 2003

Registration No. 333-[                ]

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933, as Amended

SIRNA THERAPEUTICS, INC.

(Exact Name of Registrant As Specified In Its Charter)

Delaware	34-1697351
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2950 Wilderness Place

Boulder, Colorado 80301

(303) 449-6500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Howard W. Robin

President & Chief Executive Officer

Sirna Therapeutics, Inc.

2950 Wilderness Place

Boulder, Colorado 80301

(303) 449-6500

(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Warren T. Lazarow, Esq.

Sam Zucker, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    `As soon as practicable on or after the date this Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.01 par value	28,170	$6.25(1)	$176,063	$14.24

(1)	Pursuant to Rule 457(c) under the Securities Act, this per share amount is based on the average high and low prices of our common stock on November 18, 2003 as reported on the Nasdaq National Market. Estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

(SUBJECT TO COMPLETION, DATED NOVEMBER 19, 2003)

28,170 Shares

SIRNA THERAPEUTICS, INC.

Common Stock, par value $0.01 per share

We have prepared this prospectus to allow certain of our current stockholders to sell up to 28,170 shares of our common stock. We are not selling any shares of common stock under this prospectus.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds received by the selling stockholders.

Our common stock is quoted on The Nasdaq National Market under the symbol “RNAI.” On November 18, 2003, the closing price for our common stock was $6.20 per share. All share numbers and share prices in this prospectus have been adjusted to reflect the reverse stock split of our common stock on a 1-for-6 basis, which became effective on April 16, 2003.

The mailing address and telephone number of our principal executive offices is 2950 Wilderness Place, Boulder, Colorado 80301, (303) 449-6500.

The shares of our common stock offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus to read about important factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November     , 2003.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors,” beginning on page 4 of this prospectus, and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus and incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus.

Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc. until our name change became effective on April 16, 2003) is a leader in the field of nucleic acid technology. We are using our proprietary technology and expertise in nucleic acids to develop a new class of nucleic acid-based therapeutics involving RNA interference.

Since our inception in 1992, we have dedicated ourselves to engineering RNA-based molecules for therapeutic and diagnostic purposes. Until recently, we focused on developing ribozyme (a type of RNA)-based therapeutics and diagnostics. As a result, we advanced three product candidates into clinical development. We also have acted, and intend to continue to act, as a manufacturer of oligonucleotides (chains of nucleotides that can be chemically synthesized; oligonucleotides are a form of nucleic acid) for our use and for use by our collaborators and customers, in order to generate revenue for the purpose of supporting our therapeutic discovery operations. Our expertise in nucleic acid technology enables us to focus on the development of a new type of nucleic acid-based therapeutic based on RNA interference. We have discontinued our efforts in ribozymes and redirected our research to RNA interference because we believe it has the best prospects for commercial success. We are using our expertise to design, stabilize, manufacture and deliver small interfering nucleic acids, or siNAs, that activate selectively the process of RNA interference. We believe siNA-based drugs may become important therapeutics in the future.

We are seeking to develop drugs that address significant and unmet medical needs. We are in research and/or preclinical development with product candidates in the following areas: (a) Age-Related Macular Degeneration—we are developing chemically stabilized siNAs that target the Vascular Endothelial Growth Factor, or VEGF, pathway to treat macular degeneration and (b) Hepatitis C Virus, or HCV, Infection—we are developing chemically stabilized siNAs that target the HCV viral RNA to treat HCV infection. We are also evaluating other disease targets and indications for the development of RNA interference-based therapeutics.

We own, or have exclusive licenses to use, over 180 issued or allowed patents relating to nucleic acid technology. Over 30 of these issued or allowed patents extend coverage to the RNA interference technology. Additionally, we have filed or licensed over 50 patent applications covering various aspects of the RNA interference technology.

At September 30, 2003, we had an outstanding convertible loan, including accrued interest, of $3.1 million to Schering AG. Schering AG extended the due date for repayment of the loan from April 2004 to January 2005 in connection with a $48 million private placement financing from venture investors and in consideration for our agreement to pay accrued interest on the loan on a quarterly basis following the closing of the private placement and for the issuance of a warrant. On February 11, 2003, we issued to Schering AG a warrant to purchase 41,667 shares of our common stock at an exercise price of $2.52 per share. On November 6, 2003, Schering AG executed a cashless exercise of this warrant, pursuant to which we issued to Schering AG a net of 28,170 shares of our common stock.

We issued these shares of common stock and the warrant in reliance on an exemption from registration pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. We are now registering for resale under this prospectus the common stock issued to Schering AG.

RISK FACTORS

You should consider carefully the following risk factors and all other information contained in our business description. Investing in our securities involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Relating to our Business, Industry and Common Stock

We are a biotechnology company in the early stage of development and have only a limited operating history for you to review in evaluating our current business and its prospects.

Our focus is directed toward RNA interference technology, which is in an early stage of development and will require substantial further testing before we can begin any clinical development of RNA-based therapeutic product candidates. There can be no assurance that our technologies will enable us to discover and develop therapeutic products.

All of our product candidates are in early stages of development, have never generated any sales and require extensive testing before commercialization. Our RNA interference-based drugs, which are the focus of our business, will require more than five years to bring to market, and may never reach the market. You must consider, based on our limited history, our ability to:

•	obtain the financial resources necessary to develop, test, manufacture and market product candidates;

•	engage corporate partners to assist in developing, testing, manufacturing and marketing our product candidates;

•	satisfy the requirements of clinical trial protocols, including patient enrollment;

•	establish and demonstrate the clinical efficacy and safety of our product candidates;

•	obtain necessary regulatory approvals; and

•	market our products to achieve acceptance and use by the medical community in general.

We have a history of losses, expect future losses and cannot assure you that we will ever become or remain profitable.

We have incurred significant losses and have had negative cash flows from operations since inception. To date, we have dedicated most of our financial resources to research and development and general and administrative expenses. We have funded our activities primarily from sales of our stock, revenue we receive under contract manufacturing of oligonucleotides, research and development agreements, and lines of credit. As of September 30, 2003, our accumulated deficit was approximately $218 million. We expect that the ability to use our net operating loss as a tax benefit will be significantly restricted in the future as a result of the change of control associated with the private placement transaction, completed in April 2003, with the Sprout Group, Venrock Associates, Oxford Bioscience Partners IV, TVM V Life Science Ventures GmbH & Co. KG and Granite Global Ventures (collectively, the “Investors”).

We expect to incur losses for at least the next several years because we plan to spend substantial amounts on research and development of our product candidates, including preclinical studies and clinical trials.

There is uncertainty relating to our patents, which could cause us to incur substantial costs and delays as a result of proceedings and litigation regarding patents and other proprietary rights. The ultimate result of any patent litigation could be the loss of some or all protection for the patent involved. We may also decide to oppose or challenge third party patents.

We have filed patent applications on various aspects of RNA interference technology that have not yet been approved. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. The scope of our owned or licensed currently issued or future patents may not be sufficiently broad to offer meaningful protection against competitive products. We have received issuance of some additional patent applications covering various aspects of the basic RNA technology, and we have filed patent applications for other technology improvements and modifications, which have not yet been approved.

We are involved in a re-examination proceeding involving one of our patents in the United States that relates to oligonucleotides. Additionally, we have filed documents in opposition to an RNA interference-related patent granted to a potential competitor in Europe.

We recently filed a complaint in federal court against a privately-held company, alleging infringement of certain ribozyme-related patents to which we have exclusive rights. The complaint does not relate to our primary business, the development of nucleic acid-based therapeutics involving RNA interference.

Additionally, we cannot be certain that the named inventors or assignees of subject matter claimed by our owned or licensed patents or patent applications were the first to invent or the first to file patent applications or are proper assignees for these inventions.

The manufacture, use or sale of our product candidates may infringe on the patent rights of others. We may not have identified all United States and foreign patents that pose a risk of infringement. We may be forced to litigate if an intellectual property dispute arises.

If we infringe or are alleged to have infringed another party’s patent rights, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in marketing our product candidates;

•	be unable to participate in the manufacture, use or sale of product candidates or methods of treatment requiring licenses;

•	lose patent protection for our inventions and product candidates; or

•	find our patents are unenforceable, invalid or have a reduced scope of protection.

In addition, we regularly enter into agreements to license technologies and patent rights. Should we fail to comply with the terms of those license agreements, including payment of any required maintenance fees or royalties, or should the licensors fail to maintain their licensed interest in the licensed patents, we could lose the rights to those technologies and patents.

To develop RNA interference-based drugs, we will need to find partners for collaboration.

Engaging corporate partners and other third parties to help develop, manufacture and market our RNA interference-based product candidates is an element of our strategy. Our current partnerships are focused on the development of ribozyme-based drugs (including our partnership with Chiron Corporation for our most advanced ribozyme-based drug, ANGIOZYME), which are no longer the focus of our business. To a significant extent, our current partnerships are winding down. We do not intend to develop ANGIOZYME independently so that we can focus on RNA interference. If Chiron elects not to conduct additional clinical development studies, the Company and/or Chiron will seek a third party partner to develop ANGIOZYME. Chiron has not announced whether it will continue with the ANGIOZYME program, and there can be no assurance that a new partner will be found. Additionally, on April 11, 2003, we announced that we had concluded our collaboration with Elan Corporation with respect to the development of the HERZYME ribozyme product candidate. We will not continue with independent development of this product candidate, and it is not clear whether we will be successful in finding a development partner for it. Generally, if any of our current partners were to terminate its funding of the development of a particular product candidate from our collaboration, we may not have the right or resources to continue development of that product candidate on our own. Furthermore, because all of our current partnerships relate to the development of non-RNA interference-based product candidates, we may choose not to pursue further development of those product candidates.

In addition, there are many aspects of our collaborations that have been and will continue to be outside of our control, including:

•	our ability to find and enter into agreements with appropriate collaborators for our RNA interference-based product candidates;

•	the pace of development of our product candidates, including the achievement of performance milestones;

•	development by our collaborators of competing technologies or product candidates;

•	exercise by our collaborators of marketing or manufacturing rights; and

•	the loss of our rights to product candidates or the profits from our product candidates if we are unable to fund our share of development costs.

Because we must obtain regulatory approval to market our product candidates in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our product candidates.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product candidate we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the Food and Drug Administration, the FDA. Satisfaction of regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate, and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in human beings, we must submit and receive approval from the FDA for an investigational new drug, or IND. In addition to the FDA regulations, clinical trials are subject to oversight by institutional review boards at the universities or research institutions where we plan to carry out our clinical trials. The clinical trials:

•	must be conducted in conformity with the FDA’s good laboratory practice regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	must meet requirements for good clinical practices;

•	are subject to continuing FDA oversight;

•	may require large numbers of test subjects; and

•	may be suspended by the FDA or us at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of these trials.

Before receiving FDA clearance to market a product candidate, we must demonstrate that the product candidate is safe and effective on the patient population that would be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product candidate development, clinical trials and FDA regulatory review.

Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of product candidates, total or partial suspension of production or injunction, as well as other regulatory action against our potential product candidates or us. Additionally, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance for a product candidate is granted, this clearance will be limited to those disease states and conditions for which the product candidate is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all the applicable regulatory requirements needed to receive marketing clearance.

Outside the United States, our ability to market a product candidate is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

Our product candidates require materials that may not be readily available or cost effective, which may reduce our competitiveness or reduce our profitability.

The product candidates we are developing are new chemical entities that are not yet available in commercial quantities. Raw materials necessary for the manufacture of our product candidates may not be available in sufficient quantities or at a reasonable cost in the future. Therefore, our product candidates may not be available at a reasonable cost in the future.

Disclosure of our trade secrets could reduce our competitiveness.

Because trade secrets and other unpatented proprietary information are critical to our business, we attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, third parties may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights.

We currently lack sales and marketing experience and will likely rely upon third parties to market our product candidates that will result in a loss of control over the marketing process.

Currently, we intend to rely on third parties with established direct sales forces to market, distribute and sell many of our product candidates. These third parties may have significant control over important aspects of the commercialization of our product candidates, including market identification, marketing methods, pricing, sales force recruitment and management and promotional activities. We may be unable to control the actions of these third parties. We may be unable to make or maintain arrangements with third parties to perform these activities on favorable terms.

Our success may depend on third party reimbursement of patients’ costs for our product candidates that could result in price pressure or reduced demand for our product candidates.

Our ability to market product candidates successfully will depend in part on the extent to which various third parties are willing to reimburse patients for the costs of our product candidates and related treatments. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third party payors are increasingly challenging the prices charged for medical products and services. Accordingly, if less costly drugs are available, third party payors may not authorize or may limit reimbursement for our product candidates, even if our product candidates are safer or more effective than the alternatives. In addition, the trend toward managed healthcare and government insurance programs could result in lower prices and reduced demand for our product candidates. Cost containment measures instituted by healthcare providers and any general healthcare reform could affect our ability to sell our product candidates and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third party coverage and reimbursement on our business.

A small number of investors can control the company.

As of September 30, 2003, the Investors in our recently completed private placement collectively own approximately 80.0% (after giving effect to the exercise of their warrants issued in connection with the private placement, but prior to giving effect to exercise of any stock options) of our outstanding common stock. In addition, some of the Investors currently have the right to select four of seven members of our Board of Directors. In connection with the private placement transaction of April 21, 2003, our stockholders agreed to amend our certificate of incorporation to permit stockholder action to be taken by written consent in addition to by means of an actual meeting. As a result, our Investors (if they acted together) are now able to take any action, even those actions that under Delaware law require the affirmative vote of a supermajority of the stockholders, by written consent, without the need for a stockholders’ meeting. For example, if our Investors were to act in concert, they could decide to take us private, to sell some or all of our assets or to effect a merger without holding a stockholders’ meeting. If the Investors were to act in concert, they would have sufficient voting power to effect these types of transactions, although they have not indicated any present intent to do so.

Our common stock has limited trading volume and a history of volatility, which could impair your investment.

You may be unable to sell securities you purchase from us at the time or price desired. The market price of our common stock has fluctuated dramatically in recent years and in recent weeks. The trading price of our common stock may continue to fluctuate substantially due to:

•	quarterly variations in our operating results;

•	changes in earnings estimates by market research analysts;

•	concentrated ownership interest of the Investors;

•	changes in the status of our corporate collaborative agreements;

•	clinical trials of product candidates;

•	research activities, technological innovations or new product candidates by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	purchases or sales of our stock by our executive officers, directors or substantial holders of our common stock;

•	timing or denial by the FDA of clinical trial protocols or marketing applications;

•	securities class actions or other litigation;

•	our ability to raise additional funds; and

•	changes in government regulations.

These fluctuations have sometimes been unrelated to our operating performance. As a result, the value of your shares could vary significantly from time to time. The historical trading volume of our common stock has been limited.

Both our charter documents and Delaware law have anti-takeover provisions that may discourage transactions involving actual or potential changes of control at premium prices.

Our corporate documents and provisions of Delaware law applicable to us include provisions that discourage change of control transactions. For example, our charter documents authorize our board of directors to issue up to 5,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations of preferred stock, including the voting rights, at its discretion.

In addition, we are subject to provisions of Delaware General Corporation Law that may make some business combinations more difficult. As a result, transactions that otherwise could involve a premium over prevailing market prices to holders of our common stock may be discouraged or may be more difficult for us to effect as compared to companies organized in other jurisdictions.

The personal liability of our directors is limited.

Our charter documents limit the liability of our directors for breach of their fiduciary duty or duty of care to our company. The effect is to eliminate liability of directors for monetary damages arising out of negligent or grossly negligent conduct. However, liability of directors under the federal securities laws will not be affected.

Any of our stockholders would be able to institute an action against a director for monetary damages only if he, she or it can show a breach of the individual director’s duty of loyalty, a failure to act in good faith, intentional misconduct, a knowing violation of the law, an improper personal benefit or an illegal dividend or stock purchase, and not for such director’s negligence or gross negligence in satisfying his duty of care.

Risks Related to This Offering

The common stock involved in this offering will increase the supply of our common stock in the public market, which may cause our stock price to decline.

The entry into the public market of the common stock to be sold pursuant to this prospectus could adversely affect the market price of our common stock. After the registration statement of which this prospectus forms a part is declared effective, the shares of common stock to be sold pursuant to this prospectus will be eligible for resale into the public market. The presence of these additional shares of common stock in the public market may depress our stock price.

USE OF PROCEEDS

The proceeds from the sales of the selling stockholder’s shares will belong to the selling stockholder. We will not receive any proceeds from such sales of the shares.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by the selling stockholder and certain other information regarding such stockholder, as of November 18, 2003. Other than as footnoted below, the selling stockholder has not had a material relationship with us within the past three years other than as a result of its ownership of our securities. The shares offered by this prospectus may be offered from time to time by the selling stockholder. The following table assumes that the selling stockholder will sell all of the shares being offered for its account by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold. The shares offered by this prospectus may be offered from time to time by the selling stockholder. This information is based upon information provided by the selling stockholder and public documents filed with the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. The percent of beneficial ownership is based on 31,623,240 shares of common stock outstanding as of November 18, 2003.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering (1)	Number of Shares of Common Stock Registered for Sale Hereby	Number of Shares of Common Stock Beneficially Owned After the Offering
	Number	Number	Number	Percent
Schering AG (2)	413,866	28,170	385,696	*
TOTALS	413,866	28,170	385,696	*

*	Less than one percent.

(1)	“Prior to this Offering” means prior to the offering by the selling stockholders of the securities registered under this prospectus for resale.

(2)	At October 31, 2003, we had an outstanding convertible loan, including accrued interest, of $3.0 million to Schering AG, which was convertible into 385,696 shares of our common stock. Schering AG extended the due date for repayment of the loan from April 2004 to January 2005 in connection with a $48 million private placement financing from venture investors and in consideration for our agreement to pay accrued interest on the loan on a quarterly basis following the closing of the private placement and for the issuance of a warrant. Upon the closing of the private placement in April 2003, we paid $520,000 to Schering AG for interest accrued on the loan through March 2003. On February 11, 2003, we issued to Schering AG a warrant to purchase 41,667 shares of our common stock at an exercise price of $2.52 per share. On November 6, 2003, Schering AG executed a cashless exercise of this warrant, pursuant to which we issued to Schering AG a net of 28,170 shares of our common stock. The Registrant has been informed that Schering AG is a reporting company under the Exchange Act of 1934.

PLAN OF DISTRIBUTION

The selling stockholder may sell the common stock from time to time. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholder may make these sales on one or more exchanges, in the over-the-counter market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price or in privately negotiated transactions. The selling stockholder may use one or more of the following methods to sell the common stock:

•	a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

The selling stockholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell shares short and redeliver the shares to close out such short positions. The selling stockholder may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because the selling stockholder may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California.

EXPERTS

The financial statements of Ribozyme Pharmaceuticals, Inc. (now known as Sirna Therapeutics, Inc.) and the financial statements of Medizyme Pharmaceuticals, Ltd. appearing in the Ribozyme Pharmaceuticals, Inc. Annual Report (Form 10-K) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus, together with all other information included or incorporated by reference into this prospectus, contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. These uncertainties include, but are not limited to, the following: general economic and business conditions; ability to obtain adequate financing in the future; ability to obtain and enforce patents; ability to obtain rights to technology; ability to develop, manufacture and commercialize products; ability to obtain and retain collaborators; changes in, or failure to comply with, governmental regulations; results of clinical studies; results of research and development activities; technological advances; competition; availability of qualified personnel; business abilities and judgment of personnel; and the like, are set forth in the section titled “Risk Factors” herein. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” or “intends,” or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Our periodic reports are filed with the SEC under SEC File Number 000-27914. We hereby incorporate by reference the following:

(1) Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed March 28, 2003;

(2) the description of our common stock contained in our registration statement on Form 8-A filed March 5, 1996 (and any amendments thereto);

(3) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed May 15, 2003;

(4) Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed August 14, 2003;

(5) Current Report on Form 8-K, filed February 14, 2003 regarding the definitive agreement for our private placement transaction with the Investors;

(6) Current Report on Form 8-K, filed April 24, 2003 regarding the closing of our private placement transaction with the Investors;

(7) Current Report on Form 8-K, filed May 14, 2003 regarding our financial results for the quarter ended March 31, 2003;

(8) Current Report on Form 8-K, filed May 20, 2003 regarding a pro forma balance sheet as of March 31, 2003 reflecting $48 million in gross proceeds, before offering costs, of the private placement;

(9) Current Report on Form 8-K, filed June 3, 2003 regarding the results of our Phase II trial of ANGIOZYME;

(10) Current Report on Form 8-K, filed July 30, 2003 regarding R. Scott Greer’s addition to our board of directors;

(11) Current Report on Form 8-K, filed July 31, 2003 regarding the announcement of our rights offering to our stockholders;

(12) Current Report on Form 8-K, filed August 14, 2003 regarding our financial results for the quarter ended June 30, 2003;

(13) Current Report on Form 8-K, filed September 9, 2003 regarding the expiration of our rights offering;

(14) Current Report on Form 8-K, filed September 9, 2003 regarding our license agreement with the University of Massachusetts;

(15) Current Report on Form 8-K, filed September 16, 2003 regarding presentation of data on our age related macular degeneration program at the Nucleic Acid World Summit held in Boston;

(16) Current Report on Form 8-K, filed September 19, 2003 regarding presentation of an overview of our RNAi technology and product development programs at the UBS Global Life Sciences Conference held in New York City;

(17) Current Report on Form 8-K, filed November 4, 2003 regarding our financial results for the quarter ended September 30, 2003;

(18) Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed November 12, 2003; and

(19) any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Secretary

Sirna Therapeutics, Inc.

2950 Wilderness Place

Boulder, Colorado 80301

(303) 449-6500

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of common stock being registered. The selling stockholders will not pay any portion of these expenses. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee	$14
Legal Fees and Expenses	$5,000
Accounting Fees and Expenses	$5,000
Miscellaneous Expenses	$3,000

Total	$13,014

Item 15.	Indemnification of Directors and Officers.

Article VI of our Bylaws provides for indemnification of our directors to the fullest extent permitted by law, as now in effect or later amended. In addition, the Bylaws provide for indemnification against expenses incurred by a director, officer or other person entitled to indemnification to be paid by us from time to time in advance of the final disposition of such action, suit or proceeding and if required by the Delaware General Corporation Law upon receipt of an undertaking by or on behalf of the director, officer or other person to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by us. The Bylaws further provide for a contractual cause of action on the part of our directors for indemnification claims that have not been paid by us.

Article VII of our Amended and Restated Certificate of Incorporation, as amended, limits under certain circumstances the liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (1) for a breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law (“DGCL”) (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL contains provisions regarding indemnification, among others, of officers and directors. Section 145 of the DGCL provides in relevant part:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination,

(1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or

(2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or

(3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or

(4) by the stockholders.

Delaware law also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not the corporation has the power to indemnify him against that liability under Section 145 of the DGCL.

We also have provided liability insurance for each director and officer for losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

The above discussion of our corporate documents is not intended to be exhaustive and is respectively qualified in its entirety by our corporate documents.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits listed in the Exhibit Index are filed herewith or incorporated by reference herein:

(a)	Exhibits

Number	Description

4.1	Specimen Stock Certificate.(1)

4.2	Rights Agreement, dated November 22, 2000, between the registrant and American Stock Transfer & Trust Company.(2)

4.3	Amendment, dated February 11, 2003, to Rights Agreement, dated November 22, 2000, between the registrant and American Stock Transfer & Trust Company.(3)

5.1	Opinion of O’Melveny & Myers LLP.(4)

23.1	Consent of Ernst & Young LLP, Independent Auditors.(4)

23.2	Consent of O’Melveny & Myers LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney, Reference is made to page II-5.

(1)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form SB-2 Registration Statement, File No. 333-1908-D.

(2)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K dated December 5, 2000.

(3)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K dated February 14, 2003.

(4)	Filed herewith.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to that information in the registration statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Sections 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boulder, State of Colorado, on this 19 day of November, 2003.

SIRNA THERAPEUTICS, INC.

By:	/s/ HOWARD W. ROBIN

Howard W. Robin President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard W. Robin, as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this prospectus, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title

/s/ Howard W. Robin Howard W. Robin	President and Chief Executive Officer (Principal Executive Officer), Director	November 19, 2003

/s/ Marvin Tancer Marvin Tancer	Chief Financial Officer and Vice President of Operations (Principal Financial and Accounting Officer)	November 19, 2003

/s/ James Niedel James Niedel	Chairman of the Board of Directors	November 19, 2003

/s/ Bryan Roberts Bryan Roberts	Director	November 19, 2003

/s/ Jeremy C. L. Cook Jeremy C. L. Cook	Director	November 19, 2003

/s/ Douglas Fambrough Douglas Fambrough	Director	November 19, 2003

/s/ R. Scott Greer R. Scott Greer	Director	November 19, 2003

INDEX TO EXHIBITS

Number	Description

4.1	Specimen Stock Certificate.(1)

4.2	Rights Agreement, dated November 22, 2000, between the registrant and American Stock Transfer & Trust Company.(2)

4.3	Amendment, dated February 11, 2003, to Rights Agreement, dated November 22, 2000, between the registrant and American Stock Transfer & Trust Company.(3)

5.1	Opinion of O’Melveny & Myers LLP.(4)

23.1	Consent of Ernst & Young LLP, Independent Auditors.(4)

23.2	Consent of O’Melveny & Myers LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney, Reference is made to page II-5.

(1)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form SB-2 Registration Statement, File No. 333-1908-D.

(2)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K dated December 5, 2000.

(3)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K dated February 14, 2003.

(4)	Filed herewith.